July 11, 2024

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, AZ 85254-2494

       Re: Universal Electronics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K Furnished February 15, 2024
           File No. 0-21044
Dear Bryan M. Hackworth:

       We have reviewed your June 25, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2024 letter.

Form 8-K Furnished February 15, 2024
Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

1. We note your response to comment 3. As previously requested, please quantify for us the portion of your litigation adjustment related to Roku for each year from 2018 through
       2023. Since you have adjusted for IP infringement costs since at least 2018, also explain why the non-Roku IP infringement costs do not represent normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. In doing so, compare and contrast the nature of such cases to the Roku matter, which you described in your initial response letter dated May 10, 2024 as being "of a size and complexity of which the Company has never experienced in its 37-year history and is not expected to recur in the future." Also ensure that you disclose the nature of the "other" legal matters in future filings and quantify the amounts to the extent material.
 July 11, 2024
Page 2

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing